VIA EDGAR




Securities and Exchange Commission
Washington, D.C. 20549

Re:     Request for Withdrawal of Form RW filed
	with the Commission on January 17, 2013.

	Access Power, INC
	File:  333-65069


Commissioners and Esteemed Attorneys of the SEC:

On January 17, 2013, Access Power, INC filed the wrong form in the attempt to correct the Form 15 filing dated April 13, 2007.
Access Power, INC is requesting a withdrawal of the FORM RW dated January 17, 2013.

Access Power, INC will be filing a Form 15/A in order to amend the original filing dated April 13, 2007. It is the understanding that this FORM 15 was filed incorrectly seeking to exempt the Issuers obligations to file quarterly and annual reports. Rule 15d-6 was referenced in the erroneous filing.
The Issuer at the time had over 300 shareholders of record at the time, and would not qualify for this exemption. In addition, the Issuer would neither qualify for exemption under Rule 12h-3 because the Issuer was not current in its filings at the time the FORM 15 was filed. It is the intention of current management to bring all these remedies current.

As discussed with attorneys of your Corporate Finance Division, Access Power, INC is in the processes of filing a FORM 10 and also in the process of filing the documents with audited financials to bring the Issuer current in it's obligation to its shareholders, the Exchange Act of 1934, and the Securites Act of 1933.

If you have any questions, please do not hesitate to call me at 616-502-8834. Thank you.

Very truly yours,


/s/ Patrick J Jensen
----------------------------
Patrick J Jensen
Director
Access Power, INC